Mail Stop 3561
                                                                August 6, 2018


    Faxian Qian
    Chief Executive Officer
    JS Beauty Land Network Technology Inc.
    No. 99, Taihu Road
    Yancheng, Jiangsu Province, China

            Re:    JS Beauty Land Network Technology Inc.
                   Form 10-12G
                   Filed July 10, 2018
                   File No. 000-55963

    Dear Mr. Qian:

           We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

    General

        1. Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

        2. We note your statement on page 6 that you do not believe that you are a shell company.
           However, you appear to have no or nominal operations, and assets consisting solely of cash and cash equivalents. Accordingly, please prominently disclose your shell company status and disclose the consequences of and risks related to such status. If you do not believe you are a shell company, please provide us with your legal analysis.
 Faxian Qian
JS Beauty Land Network Technology Inc.
August 6, 2018
Page 2

    3. It appears from your current disclosure that you may be a "blank check" company under
       Section (a)(2) of Rule 419 of the Securities Act of 1933. We note, for example, that you were "formed as a US corporation to use as a vehicle for raising equity in both the United
       States and abroad," and that you have "yet to commence operations." Please revise to disclose your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities. If you do not believe you are a blank check company, please provide us with your legal analysis.

Business, page 3

    4. Please clarify, if true, that your intent to "initially engage in the marketing and sales of fine jewelry and art from China," depends on the acquisition of a company involved in the "operation of jewelry manufacturing facilities." In this regard, we note your disclosure that you are considering "several potential acquisitions," and that you intend to
       "offer jewelry both in a retail setting and through online channels." See Item 1 of Form
       10 and Item 101 of Regulation S-K.

Item 1A. Risk Factors, page 4

General

    5. Please add risk factor disclosure stating that your independent auditor has expressed substantial doubt about your ability to continue as a going concern, and the risks related to the same.

Risks Related to Ownership of the Company's Common Stock

"There is no public trading market for our common stock . . . ." page 5

    6. You disclose here that you "cannot assure . . . that any market maker will agree to make a market in [y]our common stock." Please amend this risk factor to clarify whether you have applied or intend to apply for quotation on any quotation system or exchange, and to clearly state that you will need a market-maker to apply for the quotation of your common stock, but there is no assurance that a market-maker or quotation will be obtained.

"Because certain of our directors and executive officers are significant shareholders . . . ." page 6

    7. We note your disclosure here that your "directors and executive officers own, collectively and beneficially, a significant percentage of the outstanding shares of [y]our common stock." This disclosure is inconsistent with your disclosure elsewhere that you have one officer and director, Faxian Qian, and that he owns 100% of your common stock outstanding. Please revise for consistency, and make conforming changes to your filing.
 Faxian Qian
JS Beauty Land Network Technology Inc.
August 6, 2018
Page 3

"We will incur increased costs as a reporting issuer . . . ." page 7

    8. Please revise this section to define the term "Arrangement." Also, please clarify why you will be subject to Canadian securities laws, considering that you are registering your common stock in the United States, and are incorporated in Nevada. Make conforming changes to your filing.

"If we do not use our funds in an efficient manner, our business may suffer," page 8

    9. You refer to "the net proceeds" in this section, but you are not offering any securities for sale in this registration statement. Please revise to clarify the nature of the "net proceeds."

"Any financial projections that may have been disclosed..." page 9

    10. Please tell us the nature of the financial projections referenced in this section. In this regard, we note that you have not discussed or included projections elsewhere in your filing. Please consider deleting this risk factor if you have not disclosed such projections.

Item 2. Financial Information

Liquidity and Financial Condition

Liquidity and Capital Resources, page 11

    11. Please disclose that your auditor identified factors raising substantial doubt about your ability to continue as a going concern. In addition, in accordance with Financial
        Reporting Codification 607.02, your discussion of liquidity should provide prominent disclosure of the facts and circumstances that led to your auditor's report containing substantial doubt about your ability to continue as a going concern, and discuss management's viable plans to overcome this uncertainty. Your current disclosures do not appear to provide a detailed picture of your expenditure and cash needs along with constraints over the next 12 months and management's plans to alleviate such constraints.
        As such, please expand your discussion to include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.

Emerging Growth Company, page 11

    12. Please disclose that your election to use the extended transition period provided in
        Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards is irrevocable.
 Faxian Qian
JS Beauty Land Network Technology Inc.
August 6, 2018
Page 4

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 12

    13. We note your disclosure in footnote 2, and that it conflicts with your disclosure in the table that Faxian Qian owns 100% of your outstanding securities. Please remove this footnote, or explain why you have included this disclosure.

Certain Relationships and Related Transactions, and Director Independence, page
13

    14. You disclose in this section that you have no related party transactions; however, in the description of your business, you disclose that "all funding has been provided by the
        Company's sole shareholder, Faxian Qian." Please describe the funding provided to you by Mr. Qian, including the aggregate amount provided, any interest payable on the indebtedness, and any other information regarding the transaction that is material to investors. See Item 7 of Form 10 and Item 404(d) of Regulation S-K.

Item 14. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosures, page 16

    15. Please revise to disclose the name of your auditor where you refer to "[Auditor"].

Financial Statements

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements, page F-1

    16. Please revise the first sentence to reflect the correct name of the Company.

Note 5   Income Tax, page F-8

    17. The Tax Cuts and Jobs Act limits the maximum deduction for net operating loss carryforwards and permits an indefinite carryforward period for net operating losses incurred in taxable years beginning after December 31, 2017. Please revise your disclosure accordingly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Faxian Qian
JS Beauty Land Network Technology Inc.
August 6, 2018
Page 5

       You may contact William Thompson, Accounting Branch Chief, at (202) 551-3344 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Jennifer L pez-Molina, Staff
Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.


                                                          Sincerely,

                                                          /s/ Jennifer L pez
for

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products